The Prudential Series Fund, Inc.
For the fiscal period ended 12/31/2007
File number 811-03623

                                  SUB-ITEM 77D
                  Policies With Respect to Security Investment


                           The Prudential Series Fund
       Supplement dated November 27, 2007 to Prospectus dated May 1, 2007

This supplement sets forth certain changes to the Prospectus of The Prudential Series Fund (the Fund), dated May 1, 2007, with respect to the indicated Portfolios of the Fund. The Portfolios discussed in this supplement may not be available under your variable contract. For more information about the Portfolios available under your contract, please refer to your contract prospectus. The following should be read in conjunction with the Fund's Prospectus and should be retained for future reference.

Proposed Reorganizations

The Boards of Trustees of the Fund and Advanced Series Trust recently approved the four fund reorganizations described below.

              Target Fund                             Acquiring Fund
SP AIM Core Equity Portfolio             AST Marsico Capital Growth Portfolio
of The Prudential Series Fund            of Advanced Series Trust
SP Small Cap Growth Portfolio            AST Small-Cap Growth Portfolio
of The Prudential Series Fund            of Advanced Series Trust
SP T. Rowe Price Large Cap Growth        AST T. Rowe Price Large-Cap Growth
Portfolio                                Portfolio
of The Prudential Series Fund            of Advanced Series Trust
SP Large Cap Value Portfolio             AST Large-Cap Value Portfolio
of The Prudential Series Fund            of Advanced Series Trust

Pursuant to these proposals, the assets and liabilities of each Target Fund would be exchanged for shares of the corresponding Acquiring Fund. The Acquiring Fund shares to be received by Target Fund shareholders in a reorganization will be equal in value to the Target Fund shares held by such shareholders immediately prior to the reorganization.

Each reorganization transaction is subject to approval by the beneficial shareholders of the relevant Target Fund. It is anticipated that proxy statements/prospectuses relating to these transactions will be mailed to Target Fund shareholders on or about February 2008 and that the special meetings of Target Fund shareholders will be held on or about March 2008. Shareholder approval of any one reorganization is not contingent upon shareholder approval of any other reorganization.

Under the terms of the reorganization proposals, shareholders of a Target Fund would become shareholders of the corresponding Acquiring Fund. No sales charges would be imposed in connection with the reorganizations. The Acquiring Funds and the Target Funds anticipate obtaining opinions of special tax counsel that the reorganization transactions will not result in any adverse federal income tax consequences to any Acquiring Fund, any Target Fund, or their respective shareholders.

Adoption of Redemption in Kind Procedures

The Board of Trustees of the Fund (the Board) recently adopted redemption in kind procedures. The Fund may pay the redemption price to certain affiliated shareholders (for example, the insurance company separate accounts holding Fund shares) in whole or in part by a distribution in-kind of securities from the relevant investment portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the Securities and Commission and procedures adopted by the Board. Securities will be readily marketable and will be valued in the same manner as in a regular redemption. If shares are redeemed in kind, the recipient will incur transaction costs in converting such assets into cash. These procedures govern the redemption by the shareholder of record, generally an insurance company separate account. The procedures do not affect payments by an insurance company to a contract owner under a variable contract.

PSFSUP4